July 31, 2006

VIA COURIER AND EDGAR

Re:	Evercore Partners Inc.
Pre-Effective Amendment No. 2 to
Registration Statement on Form S-1
File No. 333-134087

Gregory S. Dundas, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dundas:

On behalf of Evercore Partners Inc. we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 to the above-referenced Registration Statement relating to the offering of shares of its Class A common stock, par value $0.01 per share, marked to show changes from the Registration Statement as filed on June 26, 2006. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes, such as providing the estimated price range for the shares of Class A common stock to be sold in the offering, share ownership percentages and all corresponding information. In addition, we have responded to the comments set forth in the Staff’s letter dated July 14, 2006 under separate cover.

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Securities and Exchange Commission	-2-	July 31, 2006

Please do not hesitate to call Vincent Pagano, Jr. at 212-455-3125 or Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Todd K. Schiffman, Esq.
Donald Walker
Edwin Adames

Evercore Partners Inc.
Adam B. Frankel, Esq.
David E. Wezdenko
Thomas J. Gavenda

Wilmer Cutler Pickering Hale and Dorr LLP
Mark G. Borden, Esq.
Stuart R. Nayman, Esq.